Stradley Ronon Stevens & Young, LLP 2000 K Street, N.W., Suite 700 Washington, D.C. 20006 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Peter M. Hong, Esq.
(202) 419-8429
phong@stradley.com

October 3, 2019

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:	Ms. Alison White, Esq.

	Re:	Nationwide Mutual Funds
File No. 333-233003

Dear Ms. White:

On behalf of Nationwide Mutual Funds (the “Registrant”), you will find the Registrant’s responses to the comments conveyed by you on September 17, 2019 with regard to the Registrant’s above-referenced registration statement on Form N-14 relating to the reorganization involving the Nationwide Mellon Disciplined Value Fund, a series of the Registrant, and BNY Mellon Disciplined Stock Fund (the “Registration Statement”).  The Registration Statement was filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 5, 2019, pursuant to Rule 488 under the Securities Act of 1933, as amended (the “Securities Act”). Please note that these responses supplement the Registrant’s letter filed on September 9, 2019 pursuant to comments you and Mr. Tony Burak conveyed on August 15, 2019, Ms. Rebecca Marquigny conveyed on September 3, 2019, and Mr. Burak conveyed on September 4, 2019.

Below we have provided your comments and the Registrant’s response to each comment.  These responses will be incorporated into a filing made as a pre-effective amendment to Form N-14.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

U.S. Securities and Exchange Commission

What happens if the Reorganization is not approved by the Target Fund’s shareholders?

1.	Comment: Please clarify why the Target Fund is considering the Reorganization (i.e., is the Target Fund losing assets or underperforming its benchmark?).

Response: The Registrant respectfully directs the Staff to the section titled “Why is the Reorganization being proposed?” This section includes a discussion of why the Target Fund is considering the Reorganization.

Comparison of Investment Objectives, Strategies and Risks

2.
Comment: Regarding the disclosure of “Convertible securities risk,” if the Acquiring Fund will invest in contingent convertible securities as a principal strategy, please add principal strategy and risk disclosure to the corresponding prospectus.

Response: The Registrant confirms that investing in contingent convertible securities is not a principal investment strategy of the Acquiring Fund.

Comparison of Business Structures, Shareholder Rights and Applicable Law

3.
Comment: In the Registrant’s September 11, 2019 correspondence with the SEC Staff, the Registrant noted that “The Target Fund does not have any other requirements with regard to the submission of shareholder proposals other than what is required by federal securities laws.” Please disclose this in the filing.

Response: The Registrant has made the requested disclosure.

U.S. Securities and Exchange Commission

In connection with the Registrant’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings, notwithstanding any review, comments, action, or absence of action by the Staff.

Please do not hesitate to contact me at (202) 419-8429 or Jessica D. Burt at (202) 419-8409, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Peter M. Hong
Peter M. Hong, Esquire

cc:	Allan J. Oster, Esquire
Prufesh R. Modhera, Esquire
Jessica D. Burt, Esquire